Exhibit 99.3

Hydrogenics Corporation

First Quarter 2011 Consolidated Financial Statements
and Results of Operations

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash and cash equivalents	$8,957	$7,881	$9,159
Restricted cash (note 17)	1,267	883	1,603
Trade and other receivables	6,576	5,603	3,685
Grants receivable	515	572	490
Inventories (note 6)	6,681	8,376	11,746
Prepaid expenses	602	762	1,270
	24,598	24,077	27,953
Non-current assets
Restricted cash (note 17)	698	225	240
Property, plant and equipment	2,060	1,871	2,889
Intangible assets	185	200	280
Goodwill	5,414	5,100	5,446
	8,357	7,396	8,855
Total assets	$32,955	$31,473	$36,808
Liabilities
Current liabilities
Trade and other payables (note 7)	$8,445	$6,584	$9,861
Provisions (note 8)	2,388	2,350	3,837
Unearned revenue	3,570	3,751	4,546
Warrants (note 10)	2,531	1,252	-
	16,934	13,937	18,244
Non-current liabilities
Other non-current liabilities (note 9)	2,007	2,100	2,555
Total liabilities	18,941	16,037	20,799
Equity
Share capital (note 10)	315,508	313,461	307,038
Contributed surplus	17,195	16,731	16,474
Accumulated other comprehensive income (loss)	23	(705)	-
Deficit	(318,712)	(314,051)	(307,503)
Total equity	14,014	15,436	16,009
Total equity and liabilities	$32,955	$31,473	$36,808

Going concern (note 1) Contingencies and guarantees (notes 14 and 17)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31,
	2011	2010
Revenues	$7,387	$6,726
Cost of sales	6,012	5,548
Gross profit	1,375	1,178

Operating expenses
Selling, general and administrative expenses (note 11)	3,379	2,981
Research and product development expenses (note 12)	1,141	908
Litigation settlements (note 10)	-	1,000
Other losses	22	-
	4,542	4,889
Loss from operations	(3,167)	(3,711)

Finance income (expenses)
Interest income	4	34
Interest expense	(47)	(60)
Foreign currency gains	133	208
Foreign currency losses	(128)	(335)
Other finance gains and (losses), net (note 13)	(1,456)	1,748
Finance income/(loss), net	(1,494)	1,595

Loss before income taxes	(4,661)	(2,116)
Income tax expense	-	-
Net loss for the period	(4,661)	(2,116)

Exchange differences on translating foreign operations	728	(719)
Comprehensive loss for the period	$(3,933)	$(2,835)

Net loss per share
Basic and diluted (note 16)	$(0.85)	$(0.51)

Weighted average number of common shares outstanding (note 16)	5,494,230	4,124,203

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Share capital		Contributed		Accumulated other compre- hensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at January 1, 2010	3,701,987	$307,038	$16,474	$(307,503)	$-	$16,009
Comprehensive loss for the period	-	-	-	(2,116)	(719)	(2,835)
Issuance of common shares	500,000	1,894	-	-	-	1,894
Adjustment for partial shares on share consolidation	(7)	-	-	-	-	-
Stock-based compensation expense (note 11)	-	-	77	-	-	77
Balance at March 31, 2010	4,201,980	308,932	16,551	(309,619)	(719)	15,145
Comprehensive income (loss) for the period	-	-	-	(4,432)	14	(4,418)
Issuance of common shares	1,286,660	4,529	-	-	-	4,529
Adjustment for partial shares on share consolidation	(10)	-	-	-	-	-
Stock-based compensation expense (note 11)	-	-	180	-	-	180
Balance at December 31, 2010	5,488,630	313,461	16,731	(314,051)	(705)	15,436
Comprehensive loss for the period	-	-	-	(4,661)	728	(3,933)
Issuance of common shares	503,998	2,047	-	-	-	2,047
Adjustment for partial shares on share consolidation	(1)	-	-	-	-	-
Stock-based compensation expense (note 11)	-	-	464	-	-	464
Balance at March 31, 2011	5,992,627	$315,508	$17,195	$(318,712)	$23	$14,014

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value and an unlimited number of preferred shares in series with no par value.

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31,
	2011	2010
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(4,661)	$(2,116)
Items not affecting cash:
Loss on disposal of assets	14	-
Amortization and depreciation	229	266
Finance (gains) and losses, net	1,456	(1,748)
Unrealized foreign exchange (gains) losses	140	(342)
Non-cash selling, general and administrative expenses	-	1,000
Stock-based compensation (note 11)	464	77
Net change in non-cash working capital (note 19)	2,579	459
Cash provided by (used in) operating activities	221	(2,404)

Investing activities
Increase in restricted cash	(857)	(62)
Purchase of property, plant and equipment	(247)	(51)
Cash used in investing activities	(1,104)	(113)

Financing activities
Repayment of non-current liabilities	(88)	-
Common shares and warrants issued and exercised, net of issuance costs (note 10)	2,047	4,600
Cash provided by financing activities	1,959	4,600

Increase in cash and cash equivalents during the period	1,076	2,083
Cash and cash equivalents - Beginning of period	7,881	9,159
Cash and cash equivalents - End of period	$8,957	$11,242

Supplemental disclosure
Income taxes (recovered) paid	$(5)	$9
Interest paid	$2	$1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane, or PEM, technology. The Corporation has manufacturing plants in Canada and Belgium and a satellite facility in Germany and sells its products around the world.

The address of the Corporation’s registered office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation’s shares trade under the symbol “HYG” on the Toronto Stock Exchange (“TSX”) and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of not securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related positive operating cash flows. There are various uncertainties affecting the Corporation’s revenues related to the current market environment, including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, the continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the three months ended March 31, 2011.  On August 9, 2010, the Corporation entered into a subscription agreement (the “Agreement”) with CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”), pursuant to which, CommScope has agreed to purchase from Hydrogenics, common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8,500 on completion of certain product development milestones, as defined under the Agreement.  During the three months ended September 30, 2010, the Corporation closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4,000.  During the three months ended March 31, 2011, the Corporation closed the third tranche under the terms of the Agreement for gross cash proceeds of $2,000. The Corporation expects to close the final tranche under the terms of the Agreement for gross cash proceeds of $2,500 in 2011 as it completes the requirements of the product development milestones under the Agreement. While the Corporation continues to pursue various additional sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

In addition to the material uncertainties referred to above, the pace of the economic recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage these material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and product development by advancing product designs for efficiency, durability, cost reduction and entry into complementary markets

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flows; and (iv) actively managing its working capital to preserve cash resources.  At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These consolidated interim financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not found to be appropriate for these consolidated interim financial statements, adjustments might be necessary in the carrying values of assets and liabilities and the reported expenses and consolidated balance sheet classifications; such adjustments could be material.

Note 2.  Basis of Preparation and Adoption of IFRS

The Corporation prepares its consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), which require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these consolidated interim financial statements. In these consolidated interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS.

These consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 and IFRS 1. Subject to certain transition elections disclosed in note 5, the Corporation has consistently applied the same accounting policies in its opening IFRS consolidated balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Corporation's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s annual consolidated financial statements for the year ended December 31, 2010.

The policies applied in these consolidated interim financial statements are based on IFRS policies effective as of June 2, 2011, the date the Board of Directors approved the consolidated interim financial statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on changeover to IFRS.

These consolidated interim financial statements should be read in conjunction with the Corporation’s Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 5 discloses IFRS information for the year ended December 31, 2010 that is material to an understanding of these consolidated interim financial statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 3.  Summary of significant accounting policies, judgements and estimation uncertainty

Summary of significant accounting policies

Basis of measurement
The consolidated interim financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of consolidation
The consolidated interim financial statements of the Corporation include the accounts of Hydrogenics Corporation and the consolidated accounts of all of its subsidiaries. All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Corporation. Subsidiaries include all entities controlled by the Corporation. Control exists when the Corporation has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights that are presently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Corporation and are deconsolidated from the date on which control ceases.

Foreign currency translation
Items included in these consolidated interim financial statements of each consolidated entity in the Corporation’s consolidated interim financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated interim financial statements are presented in US dollars, which is the Corporation’s functional currency.

The financial statements of entities that have a functional currency different from that of the parent (“foreign operations”) are translated into US dollars as follows: assets and liabilities - at the closing rate at the dates of the balance sheets; and income and expenses - at the average rate during the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as cumulative translation adjustments.

When an entity disposes of its entire interest in a foreign operation or loses control, joint control or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation that remains as a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary are reallocated between controlling and non-controlling interests.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency is recognized in the consolidated interim statements of operations and comprehensive loss.

Cash and cash equivalents and restricted cash
Cash and cash equivalents, including restricted cash, include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial instruments
Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial assets and financial liabilities are offset and the net amount reported in the consolidated interim balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the liability simultaneously.

At initial recognition, the Corporation classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statement of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet date, which is classified as non-current. The Corporation’s sole financial liability at fair value through profit or loss is warrants.

(ii)
Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Corporation’s loans and receivables comprise trade receivables and cash and cash equivalents and restricted cash and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet date, which is classified as non-current. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables and repayable government contributions. Trade and other payables are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade and other payables are measured at amortized cost using the effective interest method. Repayable government contributions are recognized initially at fair value and subsequently at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance (gains) and losses, net.

Financial liabilities are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets
At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Corporation recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.  Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less applicable selling expenses.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated interim statement of operations and comprehensive loss during the period in which they are incurred.

Depreciation and amortization are calculated on a diminishing balance method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Test equipment	30% per annum
Computer hardware	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Construction-in-progress assets are not depreciated or amortized until such time that they are available for use. Depreciation and amortization ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated interim statement of operations and comprehensive loss.

Identifiable intangible assets and research and product development costs
The Corporation’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the declining balance method at 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

The Corporation incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Impairment of non-financial assets
Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available for use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable value is the higher of an asset’s fair value less costs to sell and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated interim financial statements relates entirely to the OnSite Generation CGU. The Corporation evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties
Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Additionally, the Corporation performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Corporation estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These obligations include provisions to restore leased premises to their pre-occupied condition where required by certain property leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Warrants
The Corporation has warrants outstanding, which can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction.  The Corporation has classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The fair value is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. The change in fair value during the period is included within other finance gains and (losses), net.

Research and product development funding
Funding for research and product development includes governmental and non-governmental research and product development support. Research and product development funding is recognized when there is reasonable assurance the Corporation has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Corporation receives government contributions that include fixed terms of repayment a financial liability is recognized and measured in accordance with the terms of IAS 39 Financial Instruments – Recognition and Measurement, as discussed above.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Corporation’s activities.

Revenue is recognized when the Corporation has transferred to the buyer the significant risk and rewards of ownership of the goods, it is probable that the economic benefits will flow to the Corporation, and delivery has occurred and the amount of revenue and costs incurred or to be incurred can be measured reliably. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer, and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Corporation will recognize revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms must apply.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple- elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. If elements cannot be sold separately, revenue recognition is deferred until all elements have been delivered. The revenue recognition policy described above is then applied to each unit of accounting.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues from product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probably the economic benefits associated with the transaction will flow to the Corporation, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenues, costs or extent of progress toward completion, estimates are revised.  These revisions may result in increases or decreases in estimated revenues or remaining costs to complete and are reflected in income in the period in which the circumstances that give rise to the revision become known by management. If the stage of completion cannot be reliably estimated and it is probable the costs incurred will be recovered, revenue recognition is limited to the amount of expenses incurred. If the outcome cannot be estimated and it is not probable that the cost will be recovered, the costs are recorded as an expense as incurred and revenue will be recorded once the uncertainty surrounding the outcome no longer exists using the percentage-of-completion methodology described above.

Cash received in advance of revenue being recognized is classified as unearned revenue.

Cost of sales
Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales includes direct labour and additional direct and indirect expenses.

Share capital
Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Employee benefits

Post-retirement benefit liability
The Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary and is recognized in the balance sheet at the present value of the obligation at the consolidated balance sheet date. Actuarial gains and losses are recognized in full in the consolidated statement of operations and comprehensive loss in the period in which they occur. Current service cost and the interest arising on the pension liability are included in the same line items in the consolidated statement of operations and comprehensive loss as the related compensation cost. Each period, the liability is adjusted for cash payments, accreted interest and foreign exchange movement impact.

Stock-based compensation
The Corporation’s stock-based compensation plans are summarized below:

(i)
Stock options. The Corporation grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

vesting period, based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least quarterly, with any impact recognized immediately.

(ii)
Deferred share units (“DSU”). The cost of the Corporation’s DSUs is charged to selling, general and administrative expenses using the graded vesting method. The deferred share units can be settled in cash or common shares. The fair value of the vested share units is determined using the Black-Scholes option pricing model and revalued at the end of each reporting period until the settlement date. The Corporation has set up a liability in the consolidated interim balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)
Restricted share units (“RSU”). The cost of the Corporation’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. Since the RSUs will be settled in cash, the fair value of the vested share units is revalued at the end of each reporting period until the settlement date. The Corporation uses the Black-Scholes option pricing model, including its best estimate of the total number of units that will vest. The Corporation has set up a liability in the consolidated interim balance sheets, included within trade and other payables for the fair value of the RSUs.

Income taxes
Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statement of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case  income taxes are also recognized directly in comprehensive loss or equity. If business combinations occur, income taxes may also be recognized in the business combination. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forward of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base, (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated interim financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable these assets can be recovered.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Income taxes on income in interim periods are accrued using the income tax rate that would be applicable to expected total annual income.

Net loss per share
Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the period. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the period for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the period had all potential common shares been issued at the beginning of the period or when the underlying options or warrants were granted, if later, unless they were anti-dilutive.  The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of stock options and warrants to acquire common shares.

Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial interim statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Corporation may undertake in the future. Actual results could differ from those estimates. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post- retirement benefit liability.

These estimates and judgments are further discussed below:

(i)	Goodwill impairment testing

In accordance with IFRS 1, the Corporation performed tests for impairment of goodwill at     January 1, 2010 and December 31, 2010 with the details surrounding these impairment tests discussed below.

The goodwill recorded in the consolidated interim financial statements relates entirely to the OnSite Generation CGU. The Corporation’s assumptions used in testing goodwill for impairment are affected by current market conditions, which may affect expected revenue.  In addition, while the Corporation continues to implement cost saving initiatives, operating costs may increase more significantly than expected. The Corporation also has significant competition in markets in which it operates, which may impact its revenues and operating costs. The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs to sell using a discounted cash flow approach. . This approach uses cash flow projections based on financial budgets approved by management covering a three year period. Cash flows for the following eight years and thereafter are extrapolated using the estimated annual growth rates and terminal growth rates listed below. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future assessments of the

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

recoverable amount for the OnSite Generation CGU and the Corporation would be required to recognize an impairment loss. As at January 1, 2010 and December 31, 2010, the Corporation’s estimate of the recoverable amount for the OnSite Generation CGU exceeded its respective carrying value by approximately 39% and 30%, respectively. The following are key assumptions on which management based its determinations of the recoverable amount for goodwill:

	January 1, 2010	December 31, 2010
Gross margin	26%-31%	24%-28%
Average growth rates used to extrapolate cash flows beyond the budget period	8%	4%
Terminal growth rate	3%	2%-3%
After-tax discount rate	25%-30%	26%-30%

The Corporation determined the gross margin based on past performance and its expectations for market development. The terminal growth rates used are consistent with forecasts included in industry reports. The after-tax discount rates used reflect specific risks in relation to the On-Site Generation CGU.

(ii)	Warranty provision

As noted in note above, the Corporation typically provides a warranty for parts and/or labour for up to one year or based on time of shipment or commissioning or based on certain operating specifications such as hours of operation. Management considers historical field data, results of internal testing and in certain circumstances application, in determining the value of this provision.

(iii)	Warrants

As noted above, the Corporation has warrants outstanding that can be settled in cash at the option of the holder in the case of Fundamental Transactions.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates and judgement used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility.

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 9), the Corporation was obligated to pay royalties related to the sale of certain of its products. Prior to January 2011, the financial liability was measured as the net present value of future royalties owed; which was based on a percentage of revenues generated over a specific time period.  The key assumptions used in the valuation prior to January 2011 were projected annual revenues and a discount rate of 14%.

Subsequent to January 2011, this liability is measured at the net present value of future specified payments, plus an additional payment of 3% of the net proceeds of all equity instrument financing

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount. The key assumptions used in the valuation are the estimate of net proceeds of all equity instrument financing transactions on or before September 30, 2017 and the discount rate of 14%.

(v)	Post-retirement benefit liability

As noted above, the Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.  The key assumptions used in this valuation are annual payments of CA$100, the expected life of the beneficiary of approximately 11.5 years and the discount rate of 4%.

Note 4. Accounting standards issued but not yet applied

The IASB has issued the following standards which have not yet been adopted by the Corporation. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The following is a description of the new standards:

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income (loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

IFRS 10 – Consolidation (“IFRS 10”) requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements (“IFRS 11”) requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities,

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement (“IFRS 13”) is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards - In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Note 5. Transition to IFRS

Overview

The effect of the Corporation’s transition to IFRS, described in Note 2, is summarized as follows: (i) Transition elections; (ii) reconciliation of equity and comprehensive loss as previously reported under Canadian GAAP to IFRS; (iii) explanatory notes; (iv) adjustments to the statement of cash flows; and (v) additional IFRS information for the year ended December 31, 2010.

(i)	Transition elections

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Corporation’s first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Corporation has applied the following transitional exceptions and exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date”:

a)
To elect not to apply retrospective treatment to certain aspects of IAS 21, The Effect of Changes in Foreign Exchange Rates, and deem the cumulative translation differences for all foreign operations to be zero at the transition date.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

b)
To apply IAS 23, Borrowing Costs, prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

c)	To apply IFRS 2, Share-based Payments, retrospectively only to awards that were issued after November 7, 2002 and had not vested by the transition date.

d)
To apply IFRS 3, Business Combinations, prospectively from the transition date and, therefore, not restate business combinations that took place prior to the transition date. As such, Canadian GAAP balances relating to business combinations entered into before the transition date, including goodwill, have been carried forward without adjustment.

e)
To apply the transition provisions of International Financial Reporting Interpretations Committee 4, Determining Whether an Arrangement Contains a Lease, to determine if arrangements existing at the transition date contain a lease based on the circumstances existing at the transition date, rather than the historical date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Corporation’s opening IFRS consolidated balance sheet as at the transition date are consistent with those made under current Canadian GAAP.

The Corporation’s transition date IFRS consolidated balance sheet is included as comparative information in the consolidated interim balance sheets in these interim consolidated financial statements.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(ii)	Reconciliation of equity and comprehensive income (loss) as previously reported under Canadian GAAP to IFRS

	December 31, 2010				March 31, 2010			January 1, 2010
Assets	Cdn GAAP	Adj.	IFRS	Cdn. GAAP	Adj.	IFRS	Cdn. GAAP	Adj.	IFRS
Current assets
Cash and cash equivalents	$7,881	$-	$7,881	$11,242	$-	$11,242	$9,159	$-	$9,159
Restricted cash	883	-	883	1,678	-	1,678	1,603	-	1,603
Trade and other receivables	5,603	-	5,603	3,707	-	3,707	3,685	-	3,685
Grants receivable	572	-	572	562	-	562	490	-	490
Inventories	8,376	-	8,376	8,008	-	8,008	11,746	-	11,746
Prepaid expenses	762	-	762	582	-	582	1,270	-	1,270
	24,077	-	24,077	25,779	-	25,779	27,953	-	27,953
Non-current assets
Restricted cash	225	-	225	227	-	227	240	-	240
Property, plant and equipment	1,871	-	1,871	2,608	-	2,608	2,889	-	2,889
Intangible assets	200	-	200	271	-	271	280	-	280
Goodwill	5,100	-	5,100	5,144	-	5,144	5,446	-	5,446
	7,396	-	7,396	8,250	-	8,250	8,855	-	8,855
Total assets	$31,473	$-	$31,473	$34,029	$-	$34,029	$36,808	$-	$36,808
Liabilities
Current liabilities
Trade and other payables (note 5 (iIi) (a), (b))	$10,096	$(3,512)	$6,584	$12,916	$(5,826)	$7,090	$14,782	$(4,921)	$9,861
Provisions (note 5 (iii)(a))	-	2,350	2,350	-	4,749	4,749	-	3,837	3,837
Unearned revenue	3,751	-	3,751	3,245	-	3,245	4,546	-	4,546
Warrants (note 5 (iii) (d))	-	1,252	1,252	-	1,412	1,412	-	-	-
	13,847	90	13,937	16,161	335	16,496	19,328	(1,084)	18,244
Non-current liabilities
Other non-current liabilities (note 5 (iii) (b),(c))	-	2,100	2,100	-	2,388	2,388	-	2,555	2,555
	13,847	2,190	16,037	16,161	2,723	18,884	19,328	1,471	20,799
EQUITY
Share capital (note 5 (iii) (d))	316,167	(2,706)	313,461	311,638	(2,706)	308,932	307,038	-	307,038
Contributed surplus (note 5 (iii) (e))	16,992	(261)	16,731	16,796	(245)	16,551	16,713	(239)	16,474
Accumulated other comprehensive Income (loss) (note 5 (iii) (g))	(6,181)	5,476	(705)	(6,195)	5,476	(719)	(5,476)	5,476	-
Deficit (note 5 (iii) (h))	(309,352)	(4,699)	(314,051)	(304,371)	(5,248)	(309,619)	(300,795)	(6,708)	(307,503)
Total equity	17,626	(2,190)	15,436	17,868	(2,723)	15,145	17,480	(1,471)	16,009
Total equity and liabilities	$31,473	$-	$31,473	$34,029	$-	$34,029	$36,808	$-	$36,808

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Year ended December 31, 2010			Three months ended March 31, 2010
	Canadian GAAP	Adj.	IFRS	Canadian GAAP	Adj.	IFRS
Revenues	$20,930	$-	$20,930	$6,726	$-	$6,726
Cost of sales	15,504	-	15,504	5,548	-	5,548
Gross profit	5,426	-	5,426	1,178	-	1,178

Selling, general and administrative expenses (note 5 (iii) (d) (e),(f))	10,228	999	11,227	2,546	435	2,981
Research and product development expenses	3,445	-	3,445	908	-	908
Litigation settlements	(437)	-	(437)	1,000	-	1,000
Other losses	102	-	102	-	-	-
Amortization of property, plant and equipment (note 5 (iii) (f))	690	(690)	-	182	(182)	-
Amortization of intangible assets (note 5 (iii) (f))	96	(96)	-	24	(24)	-
	14,124	213	14,337	4,660	229	4,889
Loss from operations	(8,698)	213	(8,911)	(3,482)	229	(3,711)

Interest income	37	-	37	34	-	34
Interest expense (note 5(iii) (c))	(2)	(211)	(213)	(1)	(59)	(60)
Foreign currency gains	468	-	468	208	-	208
Finance currency losses	(359)	-	(359)	(335)	-	(335)
Other finance gains, net (note 5 (iii) (c)(d))	-	2,433	2,433	-	1,748	1,748
Finance income, net	144	(2,222)	2,366	(94)	1,689	1,595

Loss before income taxes	(8,554)	2,009	(6,545)	(3,576)	1,460	(2,116)
Current income tax expense	3	-	3	-	-	-
Net loss for the period	$(8,557)	$2,009	$(6,548)	$(3,576)	$1 ,460	$(2,116)

Exchange differences on translating foreign operations	(705)	-	(705)	(719)	-	(719)
Comprehensive loss for the period	$(9,262)	$2,009	$(7,253)	$(4,295)	$1 ,460	$(2,835)

(iii)	Explanatory notes

a)
Warranties and other provisions. Under IFRS, warranty and other provisions, which were classified as accounts payable and accrued liabilities in Canadian GAAP consolidated financial statements have been reclassified as provisions. Refer to note 5 (iv) (b) for further discussion.

b)
Post retirement benefit liability. The Corporation has a liability for a post-retirement benefit obligation, which is unfunded and payable in Canadian dollars. This liability was classified in accounts payable and accrued liabilities in the Canadian GAAP consolidated financial statements.  In preparing the IFRS consolidated balance sheet, the non-current portion of this financial liability has been classified in other non-current liabilities. The amounts of this reclassification at January 1, 2010, March 31, 2010 and December 31, 2010 were $1,084, $1,077 and $1,162, respectively.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

c)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects.  Under the terms of one of these contracts, prior to its renegotiation in January 2011 (as discussed in note 9), the Corporation was obligated to pay royalties related to the sale of certain of its products.  Under the terms of IAS 39,   there is a requirement for this contract to be recorded as a financial liability under IFRS.  The financial liability is measured as the net present value of future royalties owed, which are based on a percentage of revenues generated over a specific time period (see note 9 (ii) for further details). Under Canadian GAAP, the royalty obligation was accrued at the time of sale.  The adjustments to the values of this financial liability at January 1, 2010, March 31, 2010 and December 31, 2010 were $1,471, $1,311 and $938, respectively.  Changes in the value of this financial liability of $(219) and $(744) have been recorded in other finance gains and (losses), net and interest accretion of $59 and $211 has been recorded in interest expense for the three months ended March 31, 2010 and year ended December 31, 2010, respectively.

d)
Warrants. As described in note 10, on January 14, 2010, the Corporation issued 500,002 warrants, pursuant to a registered direct offerings (the “Offering”). The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation. The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. For Canadian GAAP, the Corporation has included the warrants within share capital because it was not probable that a Fundamental Transaction would occur. Under IFRS, the Corporation is required to classify these warrants as a liability at the time of their issuance because of the cash settlement features associated with the warrants. The Corporation has measured the fair value of these warrants under IFRS at the time of issuance was $2,941, $1,412 at March 31, 2010, and $1,252 at December 31, 2010. The fair value as determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility. Transaction costs incurred and applicable to the warrants of $235 have been included in selling, general and administrative expenses for the periods ended March 31, 2010 and December 31, 2010. The change in fair value during the year ended December 31, 2010 of $1,689 is included within net loss for IFRS.

e)
Stock-based compensation. Under IFRS, stock-based compensation cost is based on the estimated number of instruments expected to vest, which are then re-estimated at reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. Under Canadian GAAP, forfeitures of stock-based compensation awards, DSUs and RSUs can be accounted for in the period in which the forfeiture occurs.

f)
Amortization. Amortization presented separately on the consolidated interim statement of operations and comprehensive loss under Canadian GAAP has been reclassified and included in selling, general and administrative expenses.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

g)	Accumulated other comprehensive income (loss). A summary of transition adjustments to the Corporation’s accumulated other comprehensive loss from Canadian GAAP to IFRS is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
Accumulated other comprehensive loss, as reported under Canadian GAAP	$(6,181)	$(6,195)	$(5,476)
Cumulative translation adjustment note 5 (i) (a)	5,476	5,476	5,476
Accumulated other comprehensive loss, as reported under IFRS	$(705)	$(719)	$-

h)	Deficit. A summary of transition adjustments to the Corporation’s accumulated deficit from Canadian GAAP to IFRS is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
Accumulated deficit, as reported under Canadian GAAP	$(309,352)	$(304,371)	$(300,795)
Government contributions (note 5(ii)(c))	(938)	(1,311)	(1,471)
Warrants (note 5 (ii) (c))	1,454	1,294	-
Stock-based compensation (note 5 (ii) (e))	261	245	239
Cummulative translation adjustment (note 5 (i) (a))	(5,476)	(5,476)	(5,476)
Accumulated deficit, as reported under IFRS	$(314,051)	$(309,619)	$(307,503)

(iv)	Adjustments to the consolidated statement of cash flows. The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Corporation.

(v)	Explanatory notes. Additional IFRS information for the year ended December 31, 2010 is as follows:

a) Goodwill. The Corporation tests, at least annually, whether goodwill suffered any impairment, in accordance with the accounting policy in note 3. Please refer to note 3 for further information regarding critical estimates made and methodology used in testing goodwill for impairment at January 1, 2010 and December 31, 2010.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

b) Provisions

	Warranties	Legal claims (note 10)	Other provisions	Total
At January 1, 2010	$3,185	$-	$652	$3,837
Additional provisions	1,580	1,000	-	2,580
Utilized during the year	(1,518)	(763)	(652)	(2,933)
Unused amounts reversed	(543)	(237)	-	(780)
Foreign currency differences	(354)	-	-	(354)
At December 31, 2010	$2,350	$-	$-	$2,350

c) Expense by nature
Expenses incurred by nature are as follows:

Year ended December 31, 2010
Raw materials and consumables used	$11,461
Employee benefits (d)	9,680
Changes in inventories of finished goods and work-in-progress	2,489
Facilities	1,744
Shareholder communications and other corporate communications	1,516
Depreciation, amortization and impairment charges	1,060
Insurance	699
Intellectual property	305
Advertising	188
Transportation	189
Litigation settlements	(437)
Other	947
$29,841

d)	Employee benefits

Expenditures for employee benefits are as follows:

Year ended December 31, 2010
Salaries and wages	$7,305
Other employee benefits	790
Medical, dental and insurance	381
Stock-based compensation	279
Pension costs - defined benefit plan	142
Other	783
$9,680

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 6. Inventories

	March 31, 2011	December 31, 2010
Raw materials	$2,717	$2,702
Work-in-progress	2,700	3,700
Finished goods	1,264	1,974
	$6,681	$8,376

During the three months ended March 31, 2011, the Corporation recorded provisions of $89 (March 31, 2010 - $127) and reversed previously accrued net realizable value provisions for inventory totalling $65 (March 31, 2010 - $177).  Previously accrued net realizable value inventory provisions were reversed as a result of the recovery for production of inventory parts in sub-assemblies, which were previously written off as a result of potential quality defects.  During the period ended March 31, 2011, approximately $5,121 of inventories was expensed in cost of sales (March 31, 2010 - $4,573).

Note 7. Trade and other payables

Accounts payable and accrued liabilities are as follows:

	March 31, 2011	December 31, 2010
Accrued payroll and related compensation	$2,921	$2,224
Trade accounts payable	2,643	2,153
Supplier accruals	1,274	769
Accrued professional fees	584	497
Current portion repayable government contributions	574	338
Facility accruals	251	397
Current portion post-retirement benefit liability	100	100
Other	98	106
	$8,445	$6,584

Note 8. Provisions

Changes in the Corporation’s aggregate provisions for the three months ended March 31, 2011 and 2010 are as follows:

	Warranties	Legal claims	Other provisions	Total
At January 1, 2011	$2,350	$-	$-	$2,350
Additional provisions	336	-	-	336
Utilized during the period	(364)	-	-	(364)
Unused amounts reversed	(37)	-	-	(37)
Foreign exchange differences	103	-	-	103
At March 31, 2011	$2,388	$-	$-	$2,388

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Warranties	Legal claims (note 10)	Other provisions	Total
At January 1, 2010	$3,185	$-	$652	$3,837
Additional provisions	491	1,000	-	1,491
Utilized during the period	(174)	-	(182)	(356)
Unused amounts reversed	(218)	-	-	(218)
Foreign exchange differences	(5)	-	-	(5)
At March 31, 2010	$3,279	$1,000	$470	$4,749

Note 9. Other non-current liabilities

Other non-current liabilities are broken down as follows:

	March 31, 2011	December 31, 2010
Non-current post-retirement benefit liability (i)	$1,171	$1,162
Non-current repayable government contributions (ii)	836	938
	$2,007	$2,100

(i)
Post-retirement benefit liability. The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. See note 3 for a discussion of critical estimates used in valuing this obligation.

(ii)
Repayable government contributions. The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy was required to commence payments to TPC at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount was fully repaid.

The carrying value of the financial liability for the TPC Agreement at January 1, 2010 and December 31, 2010 (see note 5(iv)) was determined by taking the net present value of royalties owed based on 0.53% of actual and estimated future revenues generated between April 2007 and April 2019, using an effective interest rate of 14%.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly installments commencing in January,

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever shall be the lesser amount shall be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability at March 31, 2011 and December 31, 2010 were $1,410 and $1,276, of which the current portions of $574 and $338 were included in trade and other payables, respectively. The change in the fair value of this liability of $177 and interest accretion of $45 during the three months ended March 31, 2011 have been recorded in other finance gains and losses, net and interest expense, respectively.

Note 10. Share capital

Share consolidation
On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares.

Strategic alliance with CommScope
On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the agreement, CommScope has agreed to purchase from the Corporation up to a maximum of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). The Corporation incurred issuance costs of $234 in connection with the issuance of the first and second tranches.

The third tranche closed on March 31, 2011 and consisted of 488,998 common shares for an aggregate purchase price of $2,000 ($4.09 per share) The Corporation incurred issuance costs of $8 in connection with the issuance of the third tranche.

The fourth tranche is subject to the satisfaction by the Corporation of certain agreed product development milestones with respect to the Corporation’s Power Systems business. The Agreement provides, among other things, that CommScope will have certain participation rights, in future financings and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a licence to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Registered direct offering
On January 14, 2010, the Corporation issued units pursuant to the “Offering” with two institutional investors, resulting in gross proceeds of $5,000 before placement agent’s fees and other offering expenses. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”), dated January 11, 2010, between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 units and $10.00 per unit, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 units on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning on July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 series A warrants and 130,323 Series B warrants on a post-consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share (post consolidation).  As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at March 31, 2010 as $1,412 and at March 31, 2011 as $2,531.  The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate, and volatility. The change in fair value during the period of $1,279 (March 31, 2010 - ($1,529)) is included within other finance gains and (losses), net.

On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation’s share consolidation, which was announced on February 8, 2010. At March 31, 2010, the Corporation accrued $1,000 of non-cash litigation settlements in anticipation of the expected costs to settle this matter. This amount was classified in provisions on the balance sheet. On May 21, 2010, the Corporation settled these claims by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States. Under the terms of each settlement agreement, the Corporation filed with the U.S. Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. The value of the common shares issued to settle this matter was $763.

On March 31, 2011, 15,000 Series A warrants were exercised for gross proceeds of $55.

Note 11. Stock-based compensation

During the three months ended March 31, 2011, 120,000 (March 31, 2010 - nil) stock options with a weighted average fair value of $407 ($3.39 per option) at the date of grant (March 31, 2010 - $nil) were

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

March 31, 2011
Risk-free interest rate (%)	2.5%
Expected volatility (%)	59%
Expected life (in years)	4
Expected dividends	$ nil

Stock-based compensation expense of $464 for the three months ended March 31, 2011, is included in selling, general and administrative expenses (March 31, 2010 - $77).  This includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below and $125 in respect of amortization of outstanding stock options.

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. At  March 31, 2011, there were 247,269 stock options outstanding with a weighted average exercise price of CA$45.42. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

Also included in selling, general and administrative expenses for the three months ended March 31, 2011 is $774 of compensation expense and fair value adjustment related to outstanding DSU’s and RSU’s discussed below.

In 2004, the Corporation created a DSU plan for directors. During the three months ended March 31, 2011, 4,801 (March 31, 2010 - 10,353) DSUs were issued with immediate vesting on the date of issuance. As at March 31, 2011, 92,719 (March 31, 2010 - 52,180) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $336 for the three months ended March 31, 2011 (March 31, 2010 - ($146)). The liability amount of $664 ($328 - December 31, 2010) is included in trade and other payables.

In 2008, the Corporation created an RSU plan for senior executives. During the three months ended March 31, 2011, 84,302 (March 31, 2010 - nil) RSUs were awarded under the terms of the RSU plan, with vesting occurring on December 31 of the third year following the date of grant.  As at March 31, 2011, 351,656 (March 31, 2010 - 88,320) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $438 for the three months ended March 31, 2011 (March 31, 2010 - ($124)). The liability amount of $777 (December 31, 2010 - $338) is included in trade and other payables.

Note 12. Research and product development expenses
Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2011, research and product development expenses and non-repayable program funding, which has been received or is to be received, are as follows:

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31,
	2011	2010
Research and product development expenses	$1,291	$1,245
Research and non-repayable product development funding	(150)	(337)
Net research and product development expenses	$1,141	$908

Note 13. Other finance gains and losses, net

Components of other finance gains and losses, net are as follows:
	Three months ended March 31,
	2011	2010
Gain (loss) from change in fair value of warrants (note 10)	$(1,279)	$1,529
Gain (loss) from change in net present value of repayable government contribution (note 9)	(177)	219
	$(1,456)	$1,748

Note 14. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in these consolidated interim financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in these consolidated interim financial statements with respect to these indemnification agreements.

Note 15. - Lines of credit

At March 31, 2011, the Corporation had operating lines of credit negotiated up to 3,500 euros, or the US equivalent of $4,975 (December 31, 2010 - $4,687).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes. The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first secured charge covering all assets of the Borrower. The credit facility may be increased to 1,500 euros in certain circumstances, and contains a negative pledge

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25% and ensure that its intercompany accounts with the Corporation do not fall below a defined level. At March 31, 2011, the Corporation was in compliance with these covenants.

The amount of the available line of credit is reduced by $1,935, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the Belgian financial institution. At March 31, 2010, the Corporation did not have any availability under this line of credit, as the Corporation did not submit any sales contracts for approval.

At March 31, 2011 and 2010, the Corporation had no indebtedness on its lines of credit.

Note 16. Net loss per share

For the three months ended March 31, 2011, the weighted average number of common shares outstanding was 5,494,230. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 17. Guarantees

As at March 31, 2011, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $3,039 (December 31, 2010 - $2,805), with expiry dates extending to October 2011. The Corporation has restricted cash totalling $1,965 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 18. Related party transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $72 in the three months ended March 31, 2011 (March 31, 2010 - $24). At March 31, 2011, the Corporation has an accounts payable balance due to this related party of $25 (December 31, 2010 - $4).

As a result of CommScope’s recent investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Revenues from this related party for product were $9 in the three months ended March 31, 2011 (March 31, 2010 - $1).  At March 31, 2011, the Corporation has an account receivable balance due from this related party of $11 (December 31, 2010 - $46).

All related party transactions have been recorded at the exchange amounts, which are the consideration paid or received as established and agreed by the related parties.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 19.  Consolidated interim statements of cash flows

Components of the net change in non-cash working capital are as follows:

	Three months ended March 31
	2011	2010
Decrease (increase) in current assets
Trade and other receivables	$(977)	$(22)
Grants receivable	(67)	(72)
Inventories	1,695	3,738
Prepaid expenses and other current assets	114	688
Increase (decrease) in current liabilities
Trade and other payables	1,995	(2,572)
Unearned revenue	(181)	(1,301)
	$2,579	$459

Note 20.  Segmented financial information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2011 and 2010 is as follows:

	Three months ended March 31, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$5,533	$1,854	$-	$7,387
Gross profit	681	694	-	1,375
Selling, general and administrative expenses	739	721	1,919	3,379
Research and product development expenses	209	924	8	1,141
Other finance gains and (losses), net	-	-	(1,456)	(1,456)
Interest income	-	-	4	4
Interest expense	-	-	(47)	(47)
Segment loss (i)	(266)	(951)	(3,444)	(4,661)

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31, 2010
	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$5,885	$841	$-	$6,726
Gross profit	915	263	-	1,178
Selling, general and administrative expenses	491	1,014	1,476	2,981
Research and product development expenses	85	771	52	908
Other finance gains and (losses), net	-	-	1,748	1,748
Interest income	-	-	34	34
Interest expense	-	-	(60)	(60)
Segment income (loss) (i)	339	(1,522)	(933)	(2,116)

(i) Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and amortization of property, plant and equipment and intangible assets.

The accounting policies for intersegment transactions are the same as those described in note 3.

Goodwill relating to the Corporation’s OnSite Generation segment as at March 31, 2011 was $5,414 (December 31, 2010 - $5,100). The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

First Quarter 2011 Consolidated Interim Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues are segmented by geography, as follows:

	Three months ended March 31
	2011	2010
Algeria	$2,884	$-
Argentina	975	-
Germany	638	59
Egypt	568	32
United States	551	812
Australia	545	-
Canada	453	385
France	211	45
Mexico	141	-
Russia	125	31
India	32	284
China	12	319
Colombia	-	2,308
Saudi Arabia	-	2,041
Rest of world	252	410
	$7,387	$6,726

First Quarter 2011 Consolidated Interim Financial Statements